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Confidential Draft No. 2 Submitted on July 31, 2014.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VITAE PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	04-3567753 (I.R.S. Employer Identification Number)

Vitae Pharmaceuticals, Inc.
502 West Office Center Drive
Fort Washington, PA 19034
(215) 461-2000
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Jeffrey S. Hatfield
Chief Executive Officer
Vitae Pharmaceuticals, Inc.
502 West Office Center Drive
Fort Washington, PA 19034
(215) 461-2000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
Jay K. Hachigian, Esq. Timothy H. Ehrlich, Esq. Keith J. Scherer, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 (617) 648-9100	Richard Morris Chief Financial Officer Vitae Pharmaceuticals, Inc. 502 West Office Center Drive Fort Washington, PA 19034 (215) 461-2000	Babak Yaghmaie, Esq. Stephane Levy, Esq. Cooley LLP 1114 Avenue of the Americas New York, NY 10036 (212) 479-6000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.0001 par value

(1)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

 Explanatory Note

        This Draft Registration Statement #2 is being submitted solely for the purposes of filing Exhibits 10.6 through 10.13 and amending the disclosures in Items 15 and 16 of Part II of the Draft Registration Statement. No changes or additions are being made hereby to the Prospectus constituting Part I of the Draft Registration Statement (not included herein) or to Items 13, 14, or 17 of Part II of the Draft Registration Statement.

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission, or the SEC, registration fee and the Financial Industry Regulatory Authority, Inc., FINRA, filing fee.

SEC registration fee		*
FINRA filing fee		*
Listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, the Securities Act.

        As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;
  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  •
  in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
  •
  for any transaction from which the director derives any improper personal benefit.

        Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

        Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

        We either have entered or intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

        Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors' rights agreement (IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

        We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15.    Recent Sales of Unregistered Securities

        The following sets forth information regarding all unregistered securities sold since January 1, 2011 through July 31, 2014:

  (1)
  In 2011, in connection with the closing of a term loan, we issued a warrant to Silicon Valley Bank exercisable for an aggregate of 229,167 shares of our Series D convertible preferred stock, at an exercise price of $1.20 per share. This warrant terminates ten years after the date issued.

  (2)
  In 2011, in connection with the closing of a term loan, we issued two warrants to Oxford Finance LLC, one exercisable for an aggregate of 229,166 shares of our Series D convertible preferred stock and the other exercisable for an aggregate of 229,167 shares of our Series D convertible preferred stock. Both warrants have an exercise price of $1.20 per share and terminate ten years after the date issued.

  (3)
  Under the 2013 Stock Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) in 2013, we granted restricted stock units with respect to an aggregate of 9,000,000 shares of our common stock, (b) in 2014, we granted stock options to purchase an aggregate of 285,000 shares of our common stock at an exercise price of $0.16 per share and (c) in 2014, we granted stock options to purchase an aggregate of 7,627,279 shares of our common stock at an exercise price of $0.23 per share.

  (4)
  Under the 2001 Stock Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) in 2011, we granted stock options to purchase an aggregate of 6,993,000 shares of our common stock at an exercise price of $0.31 per share, (b) in 2011, we granted a stock option to purchase 50,000 shares of our common stock at an exercise price of $0.33 per share, (c) in 2012, we granted stock options to purchase an aggregate of 20,000 shares of our common stock at an exercise price of $0.33 per share, (d) in 2012, we granted a stock option to purchase 75,000 shares of our common stock at an exercise price of $0.27 per share, (e) in 2013, we granted a stock option to purchase 10,000 shares of our common stock at an exercise price of $0.27 per share, and (f) in 2013, we granted a stock option to purchase 10,000 shares of our common stock at an exercise price of $0.16 per share.

  (5)
  We issued shares of our common stock upon the exercise of stock options, as follows: (a) in 2011 we issued an aggregate of 335,584 shares for an aggregate exercise price of $40,169; (b) in 2012 we issued an aggregate of 528,215 shares for an aggregate exercise price of $52,962; (c) in 2013 we issued an aggregate of 985,242 shares for an aggregate exercise price of $75,685; and (d) in 2014 we issued an aggregate of 672,714 shares for an aggregate exercise price of $43,526.

  (6)
  In 2011, we issued 123,529 shares of our Series B convertible preferred stock upon the cashless exercise of an outstanding warrant to purchase 823,528 shares of our Series B convertible preferred stock.

        The offer, sale, and issuance of the securities described in paragraphs (1), (2) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act in that the issuance of the security to the accredited investor did not involve a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in this transaction. The recipients of the securities in these transactions were accredited investors under Rule 501 of Regulation D.

        The offers, sales, grants and issuances of the securities described in paragraphs (3), (4) and (5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of such securities were our employees, officers, bona fide consultants and advisors and received the securities under our 2013 Stock Plan or 2001 Stock Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules

        (a)    Exhibits.    We have filed the exhibits listed on the accompanying Exhibit Index.

        (b)    Financial Statement Schedules.    All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or

    497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Washington, State of Pennsylvania, on the        day of                    , 2014.

VITAE PHARMACEUTICALS, INC.
By	Jeffrey S. Hatfield Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each person whose signatures appears below constitutes and appoints Jeffrey S. Hatfield and Richard Morris, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Jeffrey S. Hatfield	Chief Executive Officer (Principal Executive Officer), President and Director	, 2014
Richard Morris	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014
Peter Barrett, Ph.D.	Director	, 2014
Robert V. Gunderson, Jr.	Director	, 2014

Name	Title	Date

Donald Hayden, Jr.	Director	, 2014
Charles W. Newhall, III	Director	, 2014
Bryan Roberts, Ph.D.	Director	, 2014

 EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement.

3.1	#	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.2	*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering.

3.3	#	Bylaws of the Registrant, as amended.

3.4	*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the completion of this offering.

4.1	*	Form of Common Stock certificate.

4.2	#	Amended and Restated Investors' Rights Agreement.

5.1	*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1	*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2	#+	2001 Stock Plan and forms of agreements thereunder.

10.3	#+	2004 Stock Plan and forms of agreements thereunder.

10.4	#+	2013 Stock Plan and forms of agreements thereunder.

10.5	*	2014 Equity Incentive Plan and forms of agreements thereunder.

10.6	†	Research Collaboration and License Agreement, dated October 2, 2007, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.7	†	Amendment No. 1 to the Research Collaboration and License Agreement, dated October 8, 2007, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.8	†	Amendment No. 2 to the Research Collaboration and License Agreement, dated February 24, 2012, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.9	†	Amendment No. 3 to the Research Collaboration and License Agreement, dated February 5, 2014, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.10	†	BACE Research Collaboration and License Agreement, dated June 4, 2009, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.11	†	Amendment No. 1 to the BACE Research Collaboration and License Agreement, dated June 2, 2011, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.12	†	Amendment No. 2 to the BACE Research Collaboration and License Agreement, dated December 21, 2012 by and between Boehringer Ingelheim International GmbH and the Registrant.

10.13	†	Amendment No. 3 to the BACE Research Collaboration and License Agreement, dated December 6, 2013, by and between Boehringer Ingelheim International GmbH and the Registrant.

10.14	#+	Offer Letter, dated February 25, 2004, between Jeffrey Hatfield and the Registrant.

10.15	#+	Amendment to Offer Letter, dated July 21, 2008, between Jeffrey Hatfield and the Registrant.

Exhibit Number		Description
10.16	#+	Amendment to Offer Letter, dated September 4, 2013, between Jeffrey Hatfield and the Registrant.

10.17	#+	Offer Letter, dated January 28, 2008, between Richard E. Gregg, M.D. and the Registrant.

10.18	#+	Amendment to Offer Letter, dated July 21, 2008, between Richard E. Gregg, M.D. and the Registrant.

10.19	#+	Offer Letter, dated December 19, 2005, between Tina Fiumenero and the Registrant.

10.20	#+	Amendment to Offer Letter, dated July 21, 2008, between Tina Fiumenero and the Registrant.

10.21	#+	Offer Letter, dated May 7, 2014, between Arthur Fratamico and the Registrant.

10.22	#+	Offer Letter, dated May 15, 2014, between Richard Morris and the Registrant.

10.23	#+	Offer Letter, dated April 3, 2006, between Donald Hayden, Jr. and the Registrant.

10.24	#	Loan and Security Agreement, dated December 22, 2011, between Oxford Finance LLC, Silicon Valley Bank and the Registrant.

10.25	#	Warrant to Purchase Stock, issued December 22, 2011, for Silicon Valley Bank.

10.26	#	Warrant to Purchase Stock, issued December 22, 2011, for Oxford Finance LLC.

10.27	#	Warrant to Purchase Stock, issued December 22, 2011, for Oxford Finance LLC.

23.1	*	Consent of Independent Registered Public Accounting Firm.

23.2	*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	#	Power of Attorney (see page II-5 of this Registration Statement).

*
To be filed by amendment.

#
Previously submitted.

+
Indicates management contract or compensatory plan.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.

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Explanatory Note
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX